Exhibit 99.1

New Gold Announces 2011 Second Quarter Results with
Gold Sales of 95,039 Ounces at Total Cash Cost(1) of $354 Per Ounce

(All figures are in US dollars unless otherwise indicated)

August 3, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces financial and operational results for the second quarter of 2011. The company finished the second quarter with gold sales of 95,039 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $354 per ounce. The company’s ability to deliver increased gold sales at lower costs along with the continued strength in commodity prices resulted in another quarter of robust financial results. During the quarter, the company’s earnings from mine operations increased by 129% to $83 million with net earnings increasing to $79 million, or $0.19 per share, while pre-tax cash generated from operations increased by 96% to $88 million and net cash generated from operations was $44 million.

New Gold is also pleased to reiterate its production and cost guidance for 2011 with gold production of 380,000 to 400,000 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $390 to $410 per ounce. The company believes that with the continued strength of silver and copper prices, the total cash cost(1) may be below the above noted cost range as it has been on a year-to-date basis.

New Gold Second Quarter Highlights

▪	Second quarter total cash cost(1) per ounce sold, net of by-product sales, decreased to $354 per ounce from $481 per ounce in the same period in 2010

▪	Quarterly gold sales increased by 15% to 95,039 from 82,403 in the same period in 2010

▪	Second quarter net earnings of $79 million, or $0.19 per share

▪	First caving-related blast successfully completed at New Afton connecting two underground levels below the ore body

▪	$490 million of cash at June 30, 2011

▪	Completed the acquisition of Richfield Ventures Corp. (“Richfield”), and its flagship Blackwater Project in British Columbia on June 1, 2011

▪	Increased the exploration program at the Blackwater Project – targeting 40,000 to 50,000 metres of drilling in the second half of 2011

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“The second quarter was particularly important in the continued evolution of New Gold,” stated Randall Oliphant, Executive Chairman. “Our operating results further established our company as a low cost producer in the industry, while development at New Afton and El Morro only helped add further value to those projects. With this foundation, we were able to complete the acquisition of Richfield, adding the exciting Blackwater Project with its established gold resource base and significant exploration potential to our pipeline, all while minimizing dilution to our shareholders and maintaining our financial flexibility.”

2011 Second Quarter Operations Overview

Together, the company’s portfolio of three operating mines delivered yet another strong quarter, while New Gold’s three large exploration/development projects each made significant progress. Operationally, while the Peak Mines went through a challenging quarter as anticipated, Mesquite and Cerro San Pedro especially performed very well, leading the group to a quarter of increased gold sales at significantly lower total cash cost(1) resulting in meaningful margin expansion for New Gold’s shareholders.

New Afton, the company’s most immediate development project, continues its rapid progression towards production less than 12 months from now. The second quarter saw a number of milestones, two of which included the first caving-related blast which connected two underground levels below the ore body and the commencement of the installation of the processing equipment in the mill building. At El Morro, after the Environmental Impact Assessment (“EIA”) was received on March 16, 2011, the company’s 70% partner Goldcorp Inc. (“Goldcorp”) aggressively began work on the project’s advancement including application for additional permits, condemnation drilling, site plan optimization, detailed engineering of infrastructure and contract negotiation with key suppliers. The company’s newest project, Blackwater, was added to the portfolio on June 1, 2011. Since that time, New Gold has increased the 2011 drill program, released the results for an additional 22 holes and has been working to upgrade the mine camp to facilitate the addition of more drills while also building on a number of pre-established relationships with the local First Nations, communities, governments and other regulatory bodies.

“Our second quarter was very active and importantly it demonstrated the capacity of our various teams to deliver strong results in their respective areas,” stated Robert Gallagher, President and Chief Executive Officer. “The execution by our operating teams continues to underpin our ability to add value by advancing our development assets and adding in new and exciting projects such as Blackwater.”

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2011 Second Quarter Consolidated Financial Results

As a result of New Gold’s strong operating results and the continued strength in the underlying commodity prices, the company was able to realize meaningful increases in virtually all financial categories. Increased gold sales at higher average realized gold prices led to a 53% increase in revenue during the second quarter of 2011. Importantly, the company was able to couple this revenue growth with lower total cash cost(1) resulting in a $397 per ounce increase in the average realized margin leading to a 129% increase in earnings from mine operations.

Net earnings from continuing operations in the second quarter of 2011 grew significantly to $79 million, or $0.19 per share, after being in a net loss position in the same period of 2010. Adjusted net earnings from continuing operations(2) increased to $50 million, or $0.12 per share, during the quarter. Net earnings has been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The most significant adjustment is the fair value change of the company’s share purchase warrants and convertible debentures in the second quarter of 2011 which was a pre-tax gain of $30 million, relative to a pre-tax loss of $29 million in the same period of the prior year. See the notes at the end of the release for a reconciliation of Adjusted net earnings.

Net cash generated from operations increased by 9% to $44 million when compared to the prior year quarter, however, cash flow in the quarter was negatively impacted by a $20 million increase in cash taxes related to the payment of the company’s 2010 final tax liability, which had previously been accrued, as well as an increase in the quarterly payments for 2011 instalments. The pre-tax cash generated from operations increased by 96% in the second quarter of 2011 compared to the same period of the prior year.

Mesquite Mine Steadily Delivers Growth in Earnings from Mine Operations

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Gold sales at Mesquite in the second quarter of 2011 and year-to-date period remained relatively consistent with the prior year periods while the operating team remained focused on cost control despite year-over-year input cost pressures. By minimizing the impact of cost pressures on total cash cost(1) and through the increase in the average realized gold price, Mesquite increased earnings from mine operations by 62% to $15 million during the second quarter of 2011. Similarly, in the first six months of 2011, earnings from mine operations increased 64% to $44 million when compared to the same period of the prior year.

Gold production and sales during both the second quarter and year-to-date period were marginally lower than the comparative prior year periods due to fewer ore tonnes being placed on the leach pad as mining temporarily transitioned into an area of higher waste stripping. This was partially offset by the continued benefit of higher grade ore being placed on the leach pad during the second quarter of 2011 and year-to-date period. The change in total cash cost(1) was primarily driven by the increases in waste tonnes moved and inputs costs, such as diesel fuel, and was partially offset by increased operator efficiencies.

Cerro San Pedro Mine Has Stellar Second Quarter and Start to 2011

Cerro San Pedro has had a very strong start to 2011, with increases in gold sales and decreases in total cash cost(1)  in both the second quarter and first six months of 2011 when compared to the same periods in 2010. In the second quarter, the combination of a 76% increase in gold sales, a decrease in total cash cost(1) per ounce of gold sold, net of by-product sales, to $26 per ounce and the higher realized gold price resulted in a 280% increase in earnings from mine operations to $56 million. For the six months ended June 30, 2011, with even more significant increases in gold sales and decreases in total cash cost(1), Cerro San Pedro increased earnings from mine operations by 402% to $90 million.

Gold production and gold and silver sales during both the second quarter of 2011 and year-to-date periods were higher than the comparative prior year periods due to increased ore tonnes being placed on the leach pad in the second quarter and first half of 2011. In 2010, Cerro San Pedro experienced a delay in receiving its explosives permit which resulted in less ore tonnes being moved in the prior year periods. The benefit of the additional ore tonnes in 2011 was partially offset by lower gold and silver grades due to mine sequencing. The decrease in total cash cost(1) in both the second quarter of 2011 and year-to-date periods was a result of higher by-product revenues driven by both higher silver sales and prices. This benefit was partially offset by the appreciation of the Mexican peso relative to the prior year periods.

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Peak Mines Through Challenging Quarter – Looks to Stronger Second Half

Gold sales at Peak Mines in the second quarter of 2011 and year-to-date periods were similar to the prior year periods, while copper sales increased. As a result of the increases in average realized gold price, and despite the cost pressures experienced in Australia, Peak Mines increased earnings from mine operations moderately in both the second quarter of 2011 and year-to-date when compared to the same periods of the prior year.

Gold and copper production during the second quarter of 2011 were lower than the prior year period as mine sequencing led to ore being sourced primarily from a new zone. As anticipated, the ore from this zone generally contained lower average gold grades with the mill also realizing lower recoveries of gold and copper. The increase in total cash cost(1) during both the second quarter of 2011 and year-to-date periods is driven by two primary factors: the appreciation of the Australian dollar and the largely fixed cost base being spread over lower gold ounces as a result of the lower grades and recoveries. The copper production and continued strength of the copper price continue to provide a meaningful offset to costs and provide for attractive operating margins despite the relative increase in total cash cost(1).

New Afton Development Moving Quickly – Close to 600 Workers on Site

New Gold's most immediate development project continued on schedule during the second quarter of 2011 with multiple areas of development and construction being advanced or completed. Both the underground development work and surface construction activities continue on schedule for the targeted mid-2012 production start. New Afton will be an underground mine and concentrator which is expected to produce an annual average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

New Afton achieved an important milestone during the second quarter as the crews successfully completed the first caving-related blast at the base of the ore body. An area was drilled and blasted to connect the level at the base of the ore body, referred to as the undercut level, with the level directly above it, referred to as the apex level. This first caving-related blast proceeded as planned with crews now planning for the first drawbell blast, scheduled for the third quarter, which will mark the official beginning of mine production and ore delivery to surface at New Afton.

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New Afton Second Quarter Underground Highlights

▪	First caving-related blast successfully completed connecting two underground levels below the ore body

▪	2,166 metres of underground advance completed

▪	Six additional drawpoints mined on the extraction level

▪	~68,000 tonnes of ore moved to surface stockpile as at June 30, 2011

▪	Commenced development of first ore pass from undercut to haulage level

▪	Commissioned two vent raises adding significant ventilation

▪	Received remaining equipment including longhole drills, bolters and jumbos to complete underground development

New Afton Second Quarter Surface Construction Highlights

▪	Completed all civil works associated with coarse ore stockpile and reclaim tunnel

▪	Completed tie-in to 138kV power line with materials mobilized for extension of line to tailings storage facility

▪	Commenced construction activities for tailings pipeline corridor and tailings pond area

▪	Commenced installation of processing equipment with associated structural steel including conveyors and flotation cells

▪	Completed construction of water storage tanks and commissioned water distribution system

In the second quarter of 2011, project spending at New Afton was $83 million, including capitalized interest. On a year-to-date basis, project spending has been $127 million, including capitalized interest.

In addition to the significant progress being made at the site, negotiations regarding the New Afton concentrate were also advanced during the quarter. The off-take agreement for the last 15% of the estimated concentrate production was finalized and is currently awaiting execution. The company also established an agreement for storage of concentrate at the Vancouver wharves which, similarly, has been completed and is now awaiting execution. Further, New Gold has selected the counterparty it intends to use for the trucking of concentrate from New Afton to the wharves and the negotiation of the agreement has commenced.

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The company is very pleased with the continued progress at New Afton and looks forward to additional milestones being achieved through the end of 2011 and into 2012. With the remaining capital through the mid-2012 production start now at approximately $260 million, New Gold continues to have a cash balance well in excess of the remaining capital required. Once in production, New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets driving gold production growth at lower costs. At current commodity prices, the mine is expected to more than double the company's cash flow.

El Morro Lays Foundation for Successful Development

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. New Gold is a 30 percent partner in the project, with Goldcorp, the project developer and operator, holding the remaining 70 percent. The project is located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date - the El Morro and La Fortuna zones - and several additional targets have also been identified through a regional exploration plan. Future exploration efforts will also test the potential for bulk-mineable gold and copper production below the bottom of the current pit. Currently, New Gold’s attributable 30% share of proven and probable reserves contains 2.6 million ounces of gold and 1.8 billion pounds of copper.

During the second quarter of 2011, Goldcorp worked to prepare the project for development on numerous fronts.

El Morro Second Quarter Highlights

▪	Completed an 18-kilometre road linking existing access road to the property

▪	Commenced condemnation drilling to verify infrastructure locations

▪	Commenced application process for additional construction permits

▪	Continued negotiations with potential providers of power and port facilities, engineering of pipelines and equipment manufacturers of long lead time items

▪	Continued evaluation of optimum plant and other facility configuration – updated feasibility study expected in third quarter of 2011

On a 100% basis, capital expenditures, excluding capitalized interest, during the three months ended June 30, 2011 amounted to $21 million, with year-to-date expenditures totalling $32 million. Goldcorp is responsible for funding New Gold’s 30% share of capital costs.

As disclosed on January 13, 2010, New Gold received a Statement of Claim filed by Barrick Gold Corporation ("Barrick") in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. The claim relates to the transactions announced on January 7, 2010, the ultimate completion of which resulted in New Gold and Goldcorp becoming partners at El Morro. Barrick also subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. The trial started in June 2011 and is currently recessed, but will resume in October 2011. New Gold continues to believe that the claim is without merit.

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Blackwater Acquisition Completed – Aggressive Exploration Started

On June 1, 2011, New Gold closed the acquisition of Richfield thus adding the exciting Blackwater Project to the company’s pipeline. Blackwater is located in central British Columbia, with New Gold’s share of the initial mineral resource estimate including 1.8 million ounces of indicated gold resources and an additional 2.0 million ounces of inferred gold resources. The company looks forward to building on this initial resource and on June 15, 2011, New Gold announced an expanded drill program that will see the company drill between 40,000 and 50,000 metres in the second half of 2011.

Since acquiring the project on June 1st, the company has been very active in preparing for its continued exploration and development, highlights of which include:

Blackwater Second Quarter Highlights

▪	Successfully retained majority of geologic staff and consultants

▪	Established site safety and environmental standards consistent with New Gold standards

▪	Commenced implementation of sustainability program including proposed sourcing from local communities and related discussions with local First Nations, government and regulatory officials

▪	Added fifth drill rig on June 15th

▪	Completed over 6,200 metres of drilling in June (16 holes)

▪	Commenced upgrade of 17-kilometre access road to site

▪	Commenced camp expansion for accelerated drill program

▪	Continued environmental baseline program

▪	Continued trade-off studies on potential locations for site facilities

▪	Identified samples for further metallurgical test program

New Gold looks forward to providing further updates on the Blackwater exploration results through the third and fourth quarters as the deposit remains open in all directions and at depth. The company is targeting an updated resource estimate in early 2012.

Key Financial Information

New Gold’s cash balance at June 30, 2011 was $490 million. The company had $247 million of debt outstanding at the end of the second quarter comprised of $185 million of 10% senior secured notes due in 2017 (face value of C$187 million), $46 million of 5% convertible debentures due in 2014 (face value of C$55 million and C$9.35 strike price) and $16 million in El Morro project funding loans.

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2011 Outlook

Through the first six months of 2011, New Gold has produced 196,100 ounces of gold at total cash cost(1), net of by-product sales, of $353 per ounce. New Gold is pleased to reiterate its production and cost guidance for 2011 with gold production of 380,000 to 400,000 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $390 to $410 per ounce. The combination of operational execution and the continued strength of silver and copper prices have allowed the year-to-date total cash cost(1) to be below the guidance range despite relative foreign exchange rates and industry-wide cost inflation negatively impacting costs.

Looking forward to the second half of 2011, the three operations should remain relatively consistent with targeted increases in gold production from Peak Mines offsetting any potential drop in production from Mesquite and Cerro San Pedro. Depending on the relative movements of silver and copper prices versus certain input costs and foreign exchange rates, total cash cost(1) are expected to be below the guidance range thus offering shareholders superior margins. The company’s three exploration/development projects should continue to advance meaningfully with multiple catalysts anticipated in the second half of 2011.

Conference Call and Webcast

New Gold will hold a conference call and webcast on Thursday, August 4th, 2011 at 10:00 am Eastern Daylight Time to discuss the company's second quarter 2011 financial results. Participants may join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 85279963.

A live and archived webcast will also be available at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) RECONCILIATION OF ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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New Gold Inc.

Condensed consolidated statements of financial position

(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30 2011 $	December 31 2010 $
Assets		
Current assets		
Cash and cash equivalents	**490,446**	490,754
Trade and other receivables	**25,398**	11,929
Inventories	**118,895**	103,055
Prepaid expenses and other	**5,862**	7,325
Total current assets	**640,601**	613,063
Investments	-	7,533
Mining interests	**2,375,677**	1,767,240
Deferred tax assets	**18,800**	10,058
Reclamation deposits and other	**24,239**	31,295
Total assets	**3,059,317**	2,429,189
Liabilities		
Current liabilities		
Trade and other payables	**71,560**	69,245
Current derivative liabilities	**45,016**	40,072
Current non-hedged derivative liabilities	**12,405**	-
Current tax liabilities	**27,716**	31,392
Total current liabilities	**156,697**	140,709
Reclamation and closure obligations	**38,606**	34,173
Provisions	**14,661**	9,227
Non-current derivative liabilities	**106,553**	113,303
Non-current non-hedged derivative liabilities	**141,688**	155,365
Deferred tax liabilities	**174,754**	179,180
Long-term debt	**246,692**	229,884
Deferred benefit	**46,276**	46,276
Other	**651**	577
Total liabilities	**926,578**	908,694
Equity		
Common shares	**2,347,620**	1,845,886
Contributed surplus	**78,897**	81,176
Other reserves	**(42,445)**	(51,913)
Deficit	**(251,333)**	(354,654)
	(293,778)	(406,567)
Total equity	**2,132,739**	1,520,495
Total liabilities and equity	**3,059,317**	2,429,189

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New Gold Inc.

Condensed consolidated statements of cash flows
Three and six month periods ended June 30,

(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended	
	2011	2010	**2011**	2010
	$	$	**$**	$
Operating activities				
Net earnings (loss)	**78,602**	(36,197)	**103,321**	(22,850)
Earnings from discontinued operations	**-**	10,191	**-**	9,886
Adjustments for:				
Unrealized gain on gold contracts	**(2,208)**	(2,089)	**(4,210)**	(4,165)
Unrealized loss on fuel contracts	**-**	118	**-**	183
Unrealized foreign exchange (gain) loss	**1,134**	6,321	**(1,981)**	4,952
Unrealized and realized gain on of investments	**-**	(948)	**(1,349)**	(4,892)
Unrealized (gain) loss on non-hedged derivatives	**(30,036)**	29,296	**(5,681)**	39,405
Loss on disposal of assets	**144**	1,019	**252**	1,417
Depreciation and depletion	**17,218**	18,692	**36,855**	31,762
Share-based payments	**1,945**	1,826	**3,720**	3,724
Unrealized (gain) loss on embedded derivative contract	**(3,304)**	1,255	**(850)**	(652)
Unrealized loss on cash flow hedging items	**1,859**	-	**3,686**	-
Income tax expense	**20,950**	15,002	**41,049**	24,438
Finance income	**(922)**	(396)	**(1,968)**	(652)
Finance costs	**1,520**	289	**2,657**	847
	86,902	44,379	**175,501**	83,403
Change in operating working capital	**653**	179	**(26,948)**	(6,771)
Cash generated from operations	**87,555**	44,558	**148,553**	76,632
Income taxes paid	**(43,582)**	(4,154)	**(54,818)**	(13,274)
Net cash generated from operations	**43,973**	40,404	**93,735**	63,358
Cash used in discontinued operations	**-**	-	**-**	(1,696)
Investing activities				
Mining interests	**(85,903)**	(26,460)	**(143,085)**	(48,462)
Interest paid	**(11,147)**	(10,295)	**(11,412)**	(10,501)
Recovery (contribution) of reclamation deposits	**-**	(2)	**8,147**	(43)
Cash acquired in asset acquisition, net of transaction costs	**18,589**	-	**18,589**	-
Cash received in El Morro transaction, net of transaction costs	**-**	-	**-**	46,276
Investment in El Morro	**-**	-	**-**	(463,000)
Proceeds from sale of investments	**-**	-	**8,927**	48,112
Interest received	**495**	560	**1,541**	792
Proceeds from disposal of assets	**83**	-	**215**	29
Cash used in continuing operations	**(77,883)**	(36,197)	**(117,078)**	(426,797)
Cash generated from discontinued operations	**-**	34,629	**-**	34,410
Financing activities				
Exercise of options to purchase common stock	**1,353**	5,645	**12,593**	6,410
El Morro loan	**-**	-	**-**	463,000
Revolving credit facility costs	**(347)**	-	**(778)**	-
Repayment of long-term debt	**-**	-	**-**	(27,235)
Cash generated by financing activities	**1,006**	5,645	**11,815**	442,175
Cash generated by (used in) discontinued operations	**-**	-	**-**	-
Effect of exchange rate changes on cash and cash equivalents	**3,181**	(13,005)	**11,220**	(7,710)
(Decrease) increase in cash and cash equivalents	**(29,723)**	31,476	**(308)**	103,740
Cash and cash equivalents, beginning of period	**520,169**	344,616	**490,754**	272,352
Cash and cash equivalents, end of period	**490,446**	376,092	**490,446**	376,092
Cash and cash equivalents are comprised of:				
Cash	**269,236**	128,972	**269,236**	128,972
Short-term money market instruments	**221,210**	247,120	**221,210**	247,120
	490,446	376,092	**490,446**	376,092

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